SUNAMERICA SERIES TRUST

21650 Oxnard Street, Suite 750

Woodland Hills, California 91367

April 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series Trust (the “Registrant”)

(Securities Act File No. 033-52742; Investment Company Act File No. 811-07238)

Request for Withdrawal of Post-Effective Amendment No. 134 to the Registrant’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby respectfully requests that Post-Effective Amendment No. 134 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A filed on February 27, 2025, Accession No. 0001193125-25-039265, be withdrawn.

The Registrant is withdrawing the Amendment as a result of the Securities and Exchange Commission’s extension of the compliance date of the amendments to Rule 35d-1 under the Investment Company Act of 1940, as amended, (the “Names Rule”), which is now June 11, 2026. The Registrant has determined to refile a post-effective amendment pursuant to Rule 485(a) under the 1933 Act to reflect any necessary material changes in connection with the Names Rule at a later date.

In making this request for withdrawal, the Registrant confirms that no securities have been sold in connection with the offering outlined in the Amendment.

Any questions or comments on this request should be directed to Elliot J. Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138.

Very truly yours,

SUNAMERICA SERIES TRUST

By:	/s/ Edward J. Gizzi
Edward J. Gizzi
Associate General Counsel